Exhibit 4.2

DESCRIPTION OF CAPITAL STOCK

General

The following description of the capital stock of Cyxtera Technologies, Inc., a Delaware corporation (the “Company,” “we,” “us,” and “our”) and certain provisions of our certificate of incorporation, as amended (the “Charter”) and our bylaws, as amended (the “Bylaws”) are summaries and are qualified in their entirety by reference to the full text of the Charter and Bylaws copies of which have been filed with the Securities and Exchange Commission, and applicable provisions of the General Corporation Law of the State of Delaware (the “DGCL”). As of December 31, 2022, we had one class of securities registered under Section 12 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”): Class A common stock, $0.0001 par value per share (“Class A common stock”). All shares of our Class A common stock outstanding are fully paid and non-assessable.

Our purpose is to engage in any lawful act or activity for which corporations may now or hereafter be organized under the DGCL. Our authorized capital stock consists of 500,000,000 shares of Class A common stock, par value $0.0001 per share, and 10,000,000 shares of preferred stock, par value $0.0001 per share. No shares of preferred stock are issued or outstanding.

Common Stock

Holders of shares of our Class A common stock have no conversion, preemptive or other subscription rights and there are no sinking fund provisions.

Voting Rights. Each holder of our Class A common stock is entitled to one vote per share on each matter properly submitted to a vote of shareholders, as provided by our Charter. The Bylaws provide that the presence, in person or by proxy, at a shareholders meeting of the holders of shares of outstanding capital stock representing a majority of the voting power of all outstanding shares of capital stock entitled to vote at such meeting shall constitute a quorum. When a quorum is present, subject to the rights of the holders of one or more series of our preferred stock, if any, the affirmative vote of a majority of the votes cast and entitled to vote thereon is required to take action, unless otherwise specified by law, the Bylaws or the Charter, and except for a contested election of directors, which is determined by a plurality vote. There are no cumulative voting rights.

Dividend Rights. Each holder of shares of our Class A common stock is entitled to the payment of dividends and other distributions as may be declared by our board of directors from time to time out of our assets or funds legally available for dividends or other distributions. These rights are subject to the preferential rights of the holders of our preferred stock, if any, and any contractual limitations on our ability to declare and pay dividends.

Other Rights. Each holder of our Class A common stock is subject to, and may be adversely affected by, the rights of the holders of any series of our preferred stock that we may designate and issue in the future.

Liquidation Rights. If we are involved in voluntary or involuntary liquidation, dissolution or winding up of our affairs, or a similar event, each holder of our Class A common stock will participate pro rata in all assets remaining after payment of liabilities, subject to prior distribution rights of our preferred stock, if any, then outstanding.

Preferred Stock

Under the terms of our Charter, our board of directors is authorized to direct us to issue shares of preferred stock in one or more series without shareholder approval. The board of directors is authorized to fix the voting rights, if any, designations, powers, preferences, the relative, participating, optional, special or other rights, if any, and any qualifications, limitations and restrictions thereof, applicable to the shares of each series.

The purpose of authorizing our board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a shareholder vote on specific issuances. The issuance of preferred stock, while providing flexibility in connection with possible acquisitions, future financings and other corporate purposes, could have the effect of making it more difficult for a third party to acquire, or could discourage a third party from seeking to acquire, a majority of the outstanding voting stock. Additionally, the issuance of preferred stock may have the effect of delaying, deferring or preventing a change of control of us or the removal of existing management. As a result of these or other factors, the issuance of preferred stock could have an adverse impact on the market price of the Class A common stock.

Dividends

We have never declared or paid any cash dividends on our Class A common stock. We currently intend to retain all available funds and future earnings, if any, to fund the development and growth of the business, and therefore, do not anticipate declaring or paying any cash dividends on our Class A common stock in the foreseeable future. Any future determination related to our dividend policy will be made at the discretion of our board of directors after considering our business prospects, results of operations, financial condition, cash requirements and availability, debt repayment obligations, capital expenditure needs, contractual restrictions, covenants in the agreements governing current and future indebtedness, industry trends, the provisions of Delaware law affecting the payment of dividends and distributions to shareholders and any other factors or considerations the board of directors deems relevant.

Certain Anti-Takeover Provisions of Delaware Law and our Charter and Bylaws

Section 203 of the DGCL

We have not opted out of Section 203 of the DGCL under our Charter. Under Section 203 of the DGCL, we are prohibited from engaging in any business combination with any shareholder for a period of three years following the time that such shareholder (the “interested shareholder”) came to own at least 15% of the outstanding our voting stock of (the “acquisition”), except if:

•the board of directors approved the acquisition prior to its consummation;

•the interested shareholder owned at least 85% of the outstanding voting stock upon consummation of the acquisition; or

•the business combination is approved by the board of directors, and by a 2/3 majority vote of the other shareholders in a meeting.

Generally, a “business combination” includes any merger, consolidation, asset or stock sale or certain other transactions resulting in a financial benefit to the interested shareholder. Subject to certain exceptions, an “interested shareholder” is a person who, together with that person’s affiliates and associates, owns, or within the previous three years owned, 15% or more of our outstanding voting stock.

Under certain circumstances, declining to opt out of Section 203 of the DGCL will make it more difficult for a person who would be an “interested shareholder” to effect various business combinations with us for a three-year period. This may encourage companies interested in acquiring us to negotiate in advance with the board of directors because the shareholder approval requirement would be avoided if the board of directors approves the acquisition which results in the shareholder becoming an interested shareholder. This may also have the effect of preventing changes in the board of directors and may make it more difficult to accomplish transactions which shareholders may otherwise deem to be in their best interests.

Written Consent by Shareholders

Pursuant to Section 228 of the DGCL, any action required to be taken at any annual or special meeting of the shareholders may be taken without a meeting, without prior notice and without a vote if a consent or consents in writing, setting forth the action so taken, is signed by the holders of outstanding stock having not less than the minimum number of votes that would be necessary to authorize or take such action at a meeting at which all shares of our stock entitled to vote thereon were present and voted, unless the Charter provides otherwise.

Under our Charter, shareholders may act by written consent provided that there is a minimum of shareholder approval that would be necessary for such action to be approved at a shareholder meeting. Additionally, our Charter requires that for any shareholder action by written consent when a single shareholder or group of affiliated shareholders holds more than 40% of our outstanding shares of capital stock, any action by written consent of the shareholders shall require the affirmative vote of 66.6% of the voting power of all the then outstanding shares of capital stock entitled to vote.

Advance Notice Requirements for Shareholder Proposals and Director Nominations

Any shareholder who wishes to bring business before an annual meeting or nominate directors must comply with the advance notice requirements set forth in our Bylaws. These provisions may have the effect of deferring, delaying or discouraging hostile takeovers or changes in control of us or management.

Exclusive Forum

Our Charter requires that, unless we consent in writing to the selection of an alternative forum, to the fullest extent permitted by law, the sole and exclusive forum for any action to bring (i) a derivative action or proceeding brought on behalf of us, (ii) any action asserting a claim of breach of a fiduciary duty owed by any director, officer or other employee of ours, (iii) any action asserting a claim against us, our directors, officers or employees arising under the DGCL, the Charter or the Bylaws, or (iv) any action asserting a claim against us, our directors, officers or employees governed by the internal affairs doctrine will be the Court of Chancery of the State of Delaware; except for certain claims over which the Court of Chancery determines that it does not have jurisdiction, including for any action asserting a cause of action arising under the Securities Act or any rule or regulation promulgated thereunder as to which the federal district court for the District of Delaware or the Court of Chancery shall have concurrent jurisdiction. Although we believe that this provision benefits us by providing increased consistency in the application of Delaware law in the types of lawsuits to which it applies, the provision may limit a shareholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with us and our directors, officers or other employees and may have the effect of discouraging lawsuits against our directors and officers. To the extent that any such claims may be based upon federal law claims, Section 27 of the Exchange Act creates exclusive federal jurisdiction over all suits brought to enforce any duty or liability created by the Exchange Act or the rules and regulations thereunder. Furthermore, Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. Shareholders may be subject to increased costs to bring these claims, and the choice of forum provisions could have the effect of discouraging claims or limiting investors’ ability to bring claims in a judicial forum that they find favorable. In addition, the enforceability of similar exclusive forum provisions in other companies’ certificates of incorporation has been challenged in legal proceedings, and it is possible that, in connection with one or more actions or proceedings described above, a court could rule that this provision in our Charter is inapplicable or unenforceable.

Proxy Access

Pursuant to our Bylaws, we will include in our proxy statement and on our proxy card for any annual shareholder meeting the names of any director nominees proposed by shareholders; provided that such director nomination meets the requirements set forth in our Bylaws and provided further that such nominee satisfies the qualifications for a director to serve on the board of directors.

Pursuant to our Bylaws, the maximum number of shareholder director nominees that will be included in our proxy materials shall not exceed the greater of (i) two directors and (ii) 20% of the total number of directors in office; provided that the maximum amount of shareholder director nominees may be reduced (but not below one director) by (a) the number of individuals included in the proxy materials due to an agreement between us and a shareholder or group of shareholders or (b) the number of directors currently in office that were previously included in proxy materials due to such proxy access provisions (in both cases, the maximum amount of shareholder director nominees shall not be reduced for any directors that have served continuously for two annual terms).

Shareholders eligible to submit proxy access materials must have owned for at least three years, continuously, 3% or more of the total voting power of our outstanding shares. This may be satisfied by aggregating the shares of one or more shareholders. Additionally, any shareholders submitting proxy access materials must also provide certain information, representations and warranties in writing to our secretary.

Shareholder Action; Special Meetings of Shareholders

Our Charter provides that shareholders may take action by written consent in lieu of a meeting; provided that there is a minimum of shareholder approval that would be necessary for such action to be approved at a shareholder meeting. If there is a single shareholder or group of affiliated shareholders holds more than 40% of the outstanding shares of common stock, the action by shareholder written consent will require the affirmative vote of 66.6% of the voting power all then outstanding shares of capital stock entitled to vote generally in the election of directors, voting together as a single class.

Amendment of Bylaws

Our Bylaws may be amended or repealed by a majority vote of our board of directors or by the holders of at least 66.6% of the voting power of all of the then-outstanding shares entitled to vote generally in the election of directors, voting together as a single class.

Limitations on Liability and Indemnification of Officers and Directors

Our Charter and Bylaws provide indemnification and advancement of expenses for our directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions. We have entered into indemnification agreements with each of our directors and officers. In some cases, the provisions of those indemnification agreements may be broader than the specific indemnification provisions contained under Delaware law. In addition, as permitted by Delaware law, our Charter and Bylaws include provisions that eliminate the personal liability of directors for monetary damages resulting from breaches of certain fiduciary duties as a director. The effect of this provision is to restrict our rights and the rights of our shareholders in derivative suits to recover monetary damages against a director for breach of fiduciary duties as a director.

These provisions may be held not to be enforceable for violations of the federal securities laws of the United States.

Dissenters’ Rights of Appraisal and Payment

Under the DGCL, with certain exceptions, our shareholders have appraisal rights in connection with a merger or consolidation of the Company. Pursuant to Section 262 of the DGCL, shareholders who properly demand and perfect appraisal rights in connection with such merger or consolidation will have the right to receive payment of the fair value of their shares as determined by the Delaware Court of Chancery.

Shareholders’ Derivative Actions

Under the DGCL, any of our shareholders may bring an action in the Company’s name to procure a judgment in its favor, also known as a derivative action, provided that the shareholder bringing the action is a holder of our shares at the time of the transaction to which the action relates.

Transfer Agent and Registrar

The transfer agent and registrar for our Class A common stock is Continental Stock Transfer & Trust Company.

Trading Symbol and Market

Our Class A common stock is listed on The Nasdaq Stock Market LLC under the symbol “CYXT.”